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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

SAIFUN SEMICONDUCTORS LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share**

(Title of Class of Securities)

M8233P 10 2

(CUSIP Number)

Spansion Inc.

915 DeGuigne Drive

Sunnyvale, California 94088-3453

Telephone: +1 (408) 962-2500

Attention: Office of General Counsel

with a copy to:

O’Melveny & Myers LLP

275 Battery Street, Suite 2600

San Francisco, California 94111

Telephone: +1 (415) 984-8701

Attention: Michael J. Kennedy

                Michael S. Dorf

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

October 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

**	“NIS” represents the New Israeli Shekel, the currency of the state of Israel.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. M8233P 10 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Spansion Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY:

4	SOURCE OF FUNDS

N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER:

11,238,272[1] ordinary shares
9 SOLE DISPOSITIVE POWER:

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,238,272 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.49%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

[1]

Solely via the Voting Undertaking with Dr. Boaz Eitan, Saifun Semiconductors Ltd.’s chief executive officer, and his affiliates Adi & Gal Ltd., Sharon & Yoav Ltd., Shikmat Eitan Ltd., Yonatan & Maya Ltd., Batya and Yoseph Ltd., MIRAGE BVBA, and Tally Eitan.

[2]

Based on 31,351,519 Ordinary Shares outstanding as of October 3, 2007, as represented by Saifun in the Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007 by and among Spansion Inc., Atlantic Star Merger Sub Ltd., and Saifun, and the issuance of 316,714 ordinary shares issuable upon the exercise of outstanding options to purchase ordinary shares which are either vested or will vest within 60 days of October 7, 2007.

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Item 1

Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the class of ordinary shares, par value NIS 0.01 per share (the “Shares”), of Saifun Semiconductors Ltd., an Israel company (“Saifun” or the “Company”), with its principal office located at 6 Arie Regev Street, Sappir Industrial Park, Netanya, 42504.

Item 2.

Identity and Background.

(a) This Schedule 13D is being filed by Spansion Inc., a Delaware corporation (“Spansion”).

(b) The principal business address of Spansion is 915 DeGuigne Drive, Sunnyvale, California 94088-3453.

(c) The principal business of Spansion is to provide Flash memory solutions.

(a)-(c); (f) The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted of each of the directors, and executive officers of Spansion is set forth in Schedule I hereto and is incorporated by reference. Except as otherwise indicated in Schedule I hereto, each person listed in Schedule I hereto is a citizen of the United States.

(d)-(e) During the last five years, Spansion has not, nor to the knowledge of Spansion, any persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Sources and Amount of Funds or Other Consideration.

The Voting Undertaking described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by Spansion and Dr. Boaz Eitan and his affiliates Adi & Gal Ltd., Sharon & Yoav Ltd., Shikmat Eitan Ltd., Yonatan & Maya Ltd., Batya and Yoseph Ltd., MIRAGE BVBA, and Tally Eitan (collectively the “Voting Undertaking Shareholders”). The Voting Undertaking Shareholders entered into the Voting Undertaking as an inducement to Spansion to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Spansion did not pay additional consideration to the Voting Undertaking Shareholders in connection with the execution and delivery of the Voting Undertaking and thus no funds were used for such purpose.

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Item 4.

Purpose of Transaction.

(a)-(b) On October 7, 2007, Spansion, Atlantic Star Merger Sub Ltd. (“Merger Sub”), an Israeli company and wholly owned subsidiary of Spansion, and Saifun entered into the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), providing for the merger of Merger Sub with and into Saifun (the “Merger”), with Saifun surviving the Merger as a wholly owned subsidiary of Spansion (the “Surviving Corporation”). Subject to the terms and conditions of the Merger Agreement, each Saifun shareholders will receive 0.7429 shares of Spansion common stock and approximately $5.05 per share in cash (representing a distribution of a portion of Saifun’s existing cash) for each Share. Based on closing stock prices on October 5, the total consideration values Saifun at $11.26 per share, for a total consideration of $368 million on a fully-diluted basis, or approximately $135 million net of cash acquired and cash distributed to Saifun shareholders. Saifun’s stock options will convert upon completion of the Merger into stock options with respect to Spansion common stock, after giving effect to the exchange ratio in the Merger and the cash distribution.

A copy of the Merger Agreement is included as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

Concurrently with entering into the Merger Agreement, in order to induce Spansion and Merger Sub to enter into the Merger Agreement, each of the Voting Undertaking Shareholders entered into the Voting Undertaking with Spansion, dated as of October 7, 2007 (the “Voting Undertaking”), pursuant to which such Voting Undertaking Shareholders agreed to vote their Shares.

•       for the approval of the terms and conditions of an arrangement between Saifun and its shareholders and/or creditors, including the Merger Agreement, the Merger, the cash distributions and the other Transactions contemplated thereby (the “Merger Proposal”) and the transactions contemplated by the Merger agreement, including the Merger and the cash distribution (the “Transactions”),

•       against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Transactions; or inhibit the timely consummation of the Transactions, and

•       except for the Merger proposal, against any alternative business combination transaction, or merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Saifun or its subsidiaries.

Pursuant to the Voting Undertaking, the Voting Undertaking Shareholders also agreed that if Saifun terminates the Merger Agreement under certain circumstances, and such shareholders subsequently receive consideration for their Shares in an alternative business combination transaction, then the Voting Undertaking Shareholders will pay to Spansion 50% of the difference between (i) the sum of the price they would have received in the Merger plus the portion of the cash distribution they would have received from Saifun and (ii) the price they actually receive in the alternative transaction (which payment will take the same form and proportion as the consideration they receive in the alternative transaction).

Pursuant to the Voting Undertaking, the Voting Undertaking Shareholders also granted to Robert Melendres and Dario Sacomani, Chief Legal Officer and Chief Financial Officer, respectively, of Spansion an irrevocable proxy and irrevocably appointed them as their attorney and proxy to vote the subject Shares on any of the foregoing matters at the Saifun shareholder meeting.

The Voting Undertaking terminates upon the earliest to occur of (i) the Closing (as defined in the Merger Agreement) and (ii) the termination of the Merger Agreement in accordance with its terms. A copy of the form of Voting Undertaking is included as Exhibit 2 hereto and the description of the Voting Undertaking contained herein is qualified in its entirety by reference to Exhibit 2, which is incorporated herein by reference.

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(c) No determination has been made with respect to the sale or transfer of a material amount of assets of Saifun or any of its subsidiaries.

(d) It is intended that upon consummation of the Merger, the directors of Merger Sub shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified.

(e) No determinations have been made regarding material changes in Saifun’s business or corporate structure.

(f) Upon consummation of the Merger, Saifun will become a wholly owned subsidiary of Spansion.

(g) It is intended that, upon consummation of the Merger, the Articles of Association of Merger Sub will become the articles of association of the Surviving Corporation.

(h) As a result of the Merger Agreement, the Shares shall de-list from and no longer be quoted on the NASDAQ Global Select Market.

(i) Upon consummation of the Merger, the Shares will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Except as set forth in this Schedule 13D, the Merger Agreement, the Voting Undertaking, the Lock-Up Agreement and the Affiliate Agreements described in Item 6 hereto, Spansion does not and, to the best of Spansion’s knowledge, none of the individuals or entities named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (i) of Item 4 of this Schedule 13D (although Spansion reserves the right to develop such plans).

The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Voting Undertaking is qualified in its entirety by reference to the full texts of the Merger Agreement and the Voting Undertaking, the terms of each of which are incorporated herein by reference to Exhibits 1 and 2 hereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) By virtue of the Voting Undertaking, Spansion may be deemed to share with the Voting Undertaking Shareholders the power to vote the Shares subject to the Voting Undertaking for the limited purposes described in Item 4 above. As a result of the Voting Undertaking, Spansion may be deemed to be the beneficial owner of the Shares subject to the Voting Undertaking, which is an aggregate of 11,238,272 Shares, representing, based on Saifun’s representation in the Merger Agreement that there were 31,351,519 Shares outstanding as of October 3, 2007, and assuming the issuance of 316,714 Shares upon the exercise of outstanding options to purchaser Shares which are either vested or will vest within 60 days of October 7, 2007, approximately 35.49% of the issued and outstanding Shares. Spansion, however, hereby disclaims beneficial ownership of the Shares subject to the Voting Undertaking, and this statement shall not be construed as an admission that either Spansion is, for any or all purposes, the beneficial owner of the securities covered by this statement. Other than with respect to the provisions of the Voting Undertaking, Spansion does not have the right to vote the Shares on any other matters. Spansion does not share voting power of any additional Shares with regard to the limited purposes set forth in Item 4 above and in the Voting Undertaking. Spansion does not have any power to dispose or direct the disposition of any Shares. To the knowledge of Spansion, no Shares are beneficially owned by any Spansion person or entity identified on Schedule 1 hereto.

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(c) Except as described in this Schedule 13D, there have been no transactions in the Shares effected by Spansion or, to the best of Spansion’s knowledge, any person or entity identified on Schedule I hereto, during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. As described in Item 4, Spansion anticipates it will acquire the entire equity interest in Saifun pursuant to the Merger Agreement.

Lock-Up Agreement

Concurrently with execution of the Merger Agreement, the chief executive officer of Saifun entered into a Lock-Up Agreement with Spansion (the “Lock-Up Agreement”) pursuant to which he agreed not to sell the shares of Spansion Class A common stock he receives as a result of the Merger, subject to specified exceptions, for a period ending on the date that is two years after the completion of the Merger, subject to the exception that he may sell 50% of the aggregate shares of Spansion Class A common stock he receives in the Merger after one year.

Affiliate Agreements

Concurrently with execution of the Merger Agreement, certain affiliates of Saifun entered into Affiliate Agreements (the “Affiliate Agreements”) pursuant to which such affiliates agreed not to make any sale, transfer or other disposition of Spansion securities that they receive as a result of the Merger in violation of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Other than the Merger Agreement and the Voting Undertaking described in item 4, and the Lock-Up and Affiliate Agreements described in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Spansion or, to the best of Spansion’s knowledge, any person or entity listed on Schedule I hereto, and any person with respect to the Shares.

Item 7.	Material to be Filed as an Exhibit

Exhibit 1.	Agreement and Plan of Merger and Reorganization, dated as of October 7, 2007 among Spansion, Merger Sub and Saifun (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Spansion filed on October 9, 2007).

Exhibit 2.	Form of Voting Undertaking, dated as of October 7, 2007 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Spansion filed on October 9, 2007).

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPANSION INC.

October 18, 2007
(date)

/s/ Robert Melendres
(Signature)

Robert Melendres
Executive Vice President, Chief Legal Officer and Corporate Development
(Name and Title)

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Schedule I

Directors and Executive Officers of Spansion Inc.

The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Spansion Inc. is set forth below. Except as set forth below each of the directors and executive officers is a citizen of the United States. The business address of each director and executive officer is Spansion Inc., 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California 94088-3453.

Name	Present Principal Occupation or Employment
Dr. Bertrand Cambou	President and Chief Executive Officer of Spansion Inc.; Director of Spansion Inc.

David K. Chao	Director of Spansion Inc.; Co-founder and a managing general partner of Doll Capital Management (“DCM”); Director of numerous DCM portfolio companies, including 51job, Inc.; Director of the Stanford Graduate School of Business Board of Trustees and The Thatcher School Board of Trustees.

Gilles Delfassy	Director of Spansion Inc.

James E. Doran	Executive Vice President, Chief Operating Officer and a member of the Office of the CEO of Spansion Inc.

Tom Eby	Executive Vice President of Consumer, Set-Top Box & Industrial Division of Spansion Inc.

Robert L. Edwards	Director of Spansion Inc.; President and Chief Financial Officer of Safeway, Inc.; Director of Casa Ley.

Patti S. Hart	Director of Spansion Inc.; Chairman and Chief Executive Officer of Pinnacle Systems. Director of Korn Ferry International, Game Technology and LIN TV Corp.

Kazunori Imaoka	Executive Vice President, Chief Quality Officer, and a member of the Office of the CEO of Spansion Inc.; Citizen of Japan.

Donald L. Lucas	Director of Spansion Inc.; Director and Chairman of the Executive Committee of Oracle; Director of Cadence Design Systems, Inc.; Chairman of the Board of DexCom, Inc. and 51job Inc.; Director of several privately held companies.

Robert Melendres	Executive Vice President, Chief Legal Officer and Corporate Development of Spansion Inc.

Ahmed Nawaz	Executive Vice President, Wireless Solutions Division of Spansion Inc.; Director of Digi International

David E. Roberson	Director of Spansion Inc.; Senior Vice President and General Manager of Hewlett-Packard’s StorageWorks Division; Chief Executive Officer of Hitachi Data Systems

Dario Sacomani	Executive Vice President and Chief Financial Officer of Spansion Inc.

John M. Stich

Director of Spansion Inc.; Honorary Consul General of Japan at Dallas; Director of Stonestreet One, Inc. and Diodes Incorporated; member of the Dallas/Taipei Sister City Committee; Member of the Advisory Counsel for Southern Methodist University’s Asian Studies Program; Director of the Japan America Society of Dallas/Fort Worth; Vice Dean of Consular Corps of Dallas/Fort Worth; Member of the Pastoral Council of Prince of Peace church.